[DESCRIPTION]
AGA SERIES TRUST
PROXY VOTING RESULTS (unaudited)

The following proposal which was voted upon at a special meeting of shareholders on April 16, 1998, with results shown below.

Proposal 1.
To approve a new Sub-Advisory Agreement between Salomon Brothers Asset Management, Inc., AGA Investment Advisory Services, Inc. and AGA Series Trust.



Record Date Shares (429,327)
For
Against
Abstain
Salomon Brothers U.S. Government
Securities Portfolio
311,976
20,209
97,142